UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

FOCUS VENTURES LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

34416M108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34416M 10 8	13G	Page 2 of 6 Pages

(1)	Names of Reporting Persons Simon Ridgway
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada and England
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6,438,682 as of December 31, 2015
(6) Shared Voting Power 0
(7) Sole Dispositive Power 6,438,682 as of December 31, 2015
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,438,682 as of December 31, 2015
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.5%
(12)	Type of Reporting Person (See Instructions) IN

Item 1(a).

Name of Issuer

Focus Ventures Ltd.

Item 1(b).

Address of Issuer's Principal Executive Offices

200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6

Item 2(a).

Name of Person Filing

Simon Ridgway

Of the 6,438,682 Common Shares beneficially owned by Simon Ridgway as of December 31, 2015:

(i)

3,934,514 Common Shares are registered in the name of Simon Ridgway;

(ii)

1,669,168 Common Shares are registered in the name of Mill Street Services Ltd., all the shares of which are owned by The Ridgway Family Trust, of which Mr. Ridgway is the Trustee; and

(iii)

835,000 Common Shares are issuable on the exercise of stock options held by Simon Ridgway that are exercisable within 60 days of December 31, 2015.

Item 2(b).

Address of Principal Business Office or, if None, Residence

200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6

Item 2(c).

Citizenship

Canada and England

Item 2(d).

Title of Class of Securities

Common Shares

Item 2(e).

CUSIP Number

34416M108

Item 3.

Filing Category

Not applicable

Item 4(a).

Amount Beneficially Owned

6,438,682

Item 4(b).

Percent of Class

5.5%

Item 4(c).

Number of shares as to which the Reporting Person has:

(i)

sole power to vote or direct the vote:

6,438,682

(ii)

shared power to vote or direct the vote:

0

(iii)

sole power to dispose or to direct the disposition:

6,438,682

(iv)

shared power to dispose or to direct the disposition:

0

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired

The Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.

Identification and Classification of Members of the Group

Not applicable

Item 9.

Notice of Dissolution of Group

Not applicable

Item 10.

Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

  /S/ SIMON RIDGWAY

Simon Ridgway